EXHIBIT 99.1

Equinor ASA: Notifiable trading

On behalf of Equinor (OSE:EQNR, NYSE:EQNR), DNB has on 15 November 2019 purchased 587,646 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 177.39 per share.

Before distribution to the employees, the Share saving plan has 10,088,073 shares.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act